ICAP Corporates LLC

(SEC I.D. No. 8-12726)
(NFA I.D. No. 0423118)

Statement of Financial Condition

December 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Corporates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street, 6th floor
(No. and Street)

New York (City) NY (State) 10285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (201) 984-6355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Corporates LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLENN KESSLER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/30/2021

3/1/2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Corporates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICAP Corporates LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2019

We have served as the Company's auditor since 2017.

ICAP Corporates LLC
Index
December 31, 2018

ICAP Corporates LLC
Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Assets

Cash and cash equivalents	$	67,078
Cash segregated under federal regulations		2,800
Deposits with clearing organizations		31,980
Securities borrowed		1,003,686
Receivable from brokers, dealers and clearing organizations		41,091
Commissions receivable, net of allowance for doubtful accounts of $659		24,217
Receivable from customers		10,942
Receivable from affiliates		1,497
Exchange and trading memberships		269
Goodwill		2,312
Prepaid expenses and other assets		6,468
Total assets	$	1,192,340

Liabilities and Member's Equity

Liabilities

Securities loaned	$	1,012,533
Payable to brokers and dealers		23,401
Payable to customers		11,706
Payable to affiliates		5,832
Accrued personnel costs		16,581
Accrued expenses and accounts payable		2,649
Income taxes payable to affiliate		1,322
Total liabilities		1,074,024
Member's equity		118,316
Total liabilites and member's equity	$	1,192,340

The accompanying notes are an integral part of this Statement of Financial Condition.

(dollars in thousands)

1. Organization

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has one Member, ICAP US Financial Services LLC ("IUFS"). IUFS has two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI"), with IGBINV being a wholly owned subsidiary of IGBI. IGBI's direct parent TP ICAP Americas Holdings Inc. ("TPIAHI") is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP plc.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(b)).

The Company is headquartered in New Jersey and operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, the Company may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Company may self-clear the transaction.

(dollars in thousands)

Commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) The Company posts or provides live, executable bids and offers at minimum acceptable quantities, based on expressions of client interest. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) Resulting from errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and/or (ii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss.

2. **Summary of Significant Accounting Policies**

Basis of presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the Statement of Financial Condition includes all adjustments

(dollars in thousands)

necessary to present fairly the financial position at December 31, 2018.

Use of Estimates

Preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

Revenue Recognition

The Company adopted ASC 606 Revenue Recognition on Contracts with Customers ("the new revenue recognition standard") on January 1, 2018.

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

*Matched principal transaction*s - The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions - The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on trade date. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Data sales- The Company earns data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Company's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Company's service obligation, deferred revenue is recorded until the Company's performance obligations are satisfied. The Company did not have any deferred revenue as of December 31, 2018.

(dollars in thousands)

Due to the nature of its business, related performance obligations and the transfer of control in services to its customers the Company has determined that the accounting for revenues earned from its businesses has not been materially impacted by the adoption of this new standard. Additionally, the adoption of the new revenue recognition standard did not have a material impact on the Company's financial condition.

Lease Accounting

The Company has evaluated ASC 842 Lease Accounting ("the new lease accounting standard"), and has determined that adoption of this new standard and the accounting for leases will not materially impact its broking business. Additionally, adoption of the new lease accounting standard will not have a material impact on the Company's financial condition.

Restricted cash

The Company has adopted ASC 230 ("Statement of Cash Flows - Restricted Cash"). This ASC requires cash segregated for regulatory and other purposes be included in cash and cash equivalents disclosed in the statement of cash flows.

(a) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2018 includes $67,078 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at December 31, 2018, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

(b) Cash Segregated Under Federal Regulations

Cash in the amount of $2,500 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of December 31, 2018, cash in the amount of $300 has been segregated in PAB reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

(c) Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $85.

(dollars in thousands)

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $2.

Additionally, the Company owns a CBOT trading membership seat. The Company carries this membership seat at cost of $182.

The Company is required to hold these shares and trading membership in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

(d) Securities Transactions

Securities owned are recorded at fair value. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a settlement date basis.

(e) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the Statement of Financial Condition. Securities borrowed and securities loaned are presented on a gross basis in the Statement of Financial Condition.

Interest income is accrued in accordance with contractual rates.

(f) Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Company concluded that there was no impairment to goodwill as of December 31, 2018.

(dollars in thousands)

(g) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

(h) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb expected credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of December 31, 2018, there was an allowance of $659.

(i) Income Taxes

The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI as a division of ICAP Global Broking Inc. "IGBI". It calculates the provision for income taxes by using a "separate return" method as modified to apply the "benefits-for-loss" approach. Under this approach, the provision for income taxes is computed as if the company filed on a separate tax return basis and is then adjusted to reflect the periodic reimbursement for any tax benefits received or generated by the Company.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Company's projected separate return results modified to apply the benefits-for-loss approach. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

(dollars in thousands)

	Receivable			Payable
Fail-to-deliver	$	27,244	Fail-to-receive	$	20,566
Receivable from clearing brokers and clearing organizations		10,405	Payable to clearing brokers and clearing organizations		-
Other		3,442	Other		2,835
	$	41,091		$	23,401

4. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

5. Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The specific law changes that impacted the Company in 2018, were the reduction of the US federal corporate tax rate to 21 percent and elimination of the deductibility of client entertainment expenses.

The Tax Act reduces the federal corporate tax rate to 21 percent beginning after December 31, 2018. Section 15 of the Internal Revenue Code stipulates that our tax fiscal year ending March 31, 2018, will have a blended corporate tax rate of 31.5 percent, which is based on the applicable tax rates before and after the Tax Act and the number of days in the year. For all periods after March 31, 2018, the Company will be subject to a 21 percent US federal corporate tax rate.

The effective tax rate for the year ended December 31, 2018 is 31.15%. The effective tax rate differs from the federal statutory tax rate primarily due to the increases in the impact of state and local income taxes of 7.66%, non-deductible expenses of 1.69%, foreign income taxes of 0.06% and 0.74% related to the revaluation of deferred tax assets.

The Company believes there are no unrecognized tax benefits, including interest and penalties and therefore did not record a liability for these items.

At December 31, 2018, the Company had $1,833 of net deferred tax liabilities. This balance is comprised of deferred tax assets of $202 resulting from temporary differences primarily related to redundancy provisions of $14 and the provision for bad debts of $188. These deferred assets were offset by a deferred tax liability of $2,035 resulting from temporary differences primarily related to prepaid compensation of $1,639 and amortization of goodwill of $396.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. The Company believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2018.

(dollars in thousands)

The Company is included in the federal consolidated income tax return of IGBI and Subsidiaries. (As the result of a reverse tax acquisition, on April 1, 2018 the ultimate US parent became TP ICAP Americas Holdings Inc.) IGBI's federal corporate income tax returns for the year ended March 31, 2015 and thereafter remain subject to examination.

6. Commitments and Contingencies

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its Statement of Financial Condition.

7. Offsetting Financial Assets and Financial Liabilities

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Company discloses both gross and net information about financial instruments and transactions eligible for offset in the Statement of Financial Condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the Statement of Financial Condition.

The following tables present the gross and net of securities borrowed and loaned as of December 31, 2018.

ICAP Corporates LLC
Notes to Statement of Financial Condition
December 31, 2018

(dollars in thousands)

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Market Value	Cash Collateral Received	Net Amount
Securities borrowed	$ 1,003,685	$ -	$ 1,003,685	$ (990,576)	$ -	$ 13,109
Total	$ 1,003,685	$ -	$ 1,003,685	$ (990,576)	$ -	$ 13,109

Offsetting of Financial Liabilities:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Market Value	Cash Collateral Pledged	Net Amount
Securities loaned	$ 1,012,533	$ -	$ 1,012,533	$ (990,576)	$ -	$ 21,957
Total	$ 1,012,533	$ -	$ 1,012,533	$ (990,576)	$ -	$ 21,957

The table below presents the gross carrying value of Securities loaned by class as of December 31, 2018.

Securities Loaned	Gross carrying value
Equity securities	$ 720,152
Corporate debt	292,381
	$ 1,012,533

The securities loaned can involve varying contractual maturities ranging from overnight to over ninety days.

(dollars in thousands)

8.   **Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $79,527, which exceeded the minimum requirement of $1,000 by $78,527.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2018, the Company had net capital of $79,527 which was $78,527 in excess of the minimum net capital requirements of the Act.

9.   **Employee Benefits**

The Company participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

10.   **Fair Value Measurements**

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2018.

Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds, which are quoted on through over the counter markets and therefore considered Level 1. At December 31, 2018 the Company's cash and cash equivalents are comprised of $67,078 cash held in demand deposit accounts.

(dollars in thousands)

The Company's securities owned, typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2018 the Company did not have any transfers between levels.

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2018			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 31,980	$ -	$ 31,980
Securities borrowed	-	1,003,686	-	1,003,686
Receivable from broker dealers and clearing organizations	-	41,091	-	41,091
Commissions receivable	-	24,217	-	24,217
Receivable from customers	-	10,942	-	10,942
Exchange and trading memberships	-	269		269
Total	$ -	$ 1,112,185	$ -	$ 1,112,185
Liabilities:				
Securities loaned	$ -	$ 1,012,533	$ -	$ 1,012,533
Payable to broker dealers and clearing organizations	-	23,401	-	23,401
Payable to customers	-	11,706	-	11,706
Total	$ -	$ 1,047,640	$ -	$ 1,047,640

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

(dollars in thousands)

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $990,576, and received cash or other collateral with a value of $1,012,533. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of $990,576 and has given cash or other collateral with a value of $1,003,685. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2018, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at December 31, 2018 was $351,698 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers and dealers in the Statement of Financial Condition.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Company entered into agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll, paid on behalf of the Company. At December 31, 2018, the Company has a payable to affiliates of $5,122 and an

(dollars in thousands)

advance payment of $858 to another affiliate under these agreements and therefore are reflected in payable to affiliates and receivable from affiliates respectively in the Statement of Financial Condition.

The Company has receivables from affiliates of $639 relating to commissions collected by the affiliates on behalf of the Company.

Additionally, the Company has payables to affiliates of $417 relating to commissions collected by the Company on behalf of the affiliates. The Company also has a payable of $293 due to an affiliate for shared administrative expenses incurred by the affiliate on behalf of the Company.

The Company clears its U.S. Government securities transactions through its parent ICAP Securities USA LLC. In addition, the Company provides clearing services for foreign affiliates.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

The Company has income taxes payable of $1,322 due to an affiliate.

At December 31, 2018, there are no payables outstanding related to introducing broking fees.

Amounts receivable from affiliates are non-interest bearing and due on demand.

13.   Integration plan costs

The Company incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullet Prebon Group and the ICAP global broking businesses ("IGBB").

Integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Company records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Company establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Company accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the integration plan, the Company makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Company. The Company will continue to review the status of the integration costs and, if

(dollars in thousands)

appropriate, record changes to these obligations in current operations based on the Company's most current estimates.

At December 31, 2018, the Company has recorded a liability of $51, for its obligations related to the integration cost plan.

14.   Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2019. There have been no subsequent events that occurred during this period that would require recognition in the Statement of Financial Condition or disclosure as of December 31, 2018, or for the year ended.